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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-9


                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
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                                  ENDESA, S.A.
                            (Name of Subject Company)
                             ----------------------


                                  ENDESA, S.A.
                      (Name of Person(s) Filing Statement)
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                 Ordinary shares, nominal value (euro)1.20 each

           American Depositary Shares, each representing the right to receive one ordinary share
                         (Title of Class of Securities)

                                   00029274F1
                      (CUSIP Number of Class of Securities)

                              Alvaro Perez de Lema
                    Authorized Representative of Endesa, S.A.
                           410 Park Avenue, Suite 410
                               New York, NY 10022
                                 (212) 750-7200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
               Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                1 (212) 558-4000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                           IMPORTANT LEGAL INFORMATION


     The following document was made available to shareholdersof Endesa, S.A. (the "Company" or "Endesa") on October 13th, 2005. Endesa shareholders are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Madrid, Spain.


Statements in this document other than factual or historical information are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding Endesa's anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.

Forward-looking statements could include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions. For all of these-forward looking statements, Endesa claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

     o Economic and Industry Conditions: materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

     o Transaction or Commercial Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

     o Political/Governmental Factors: political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

     o Operating Factors: technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

     o    Competitive   Factors:   the  actions  of   competitors;   changes  in
          competition and pricing environments; the entry of new competitors in our markets.


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                                  RELEVANT FACT

New York, October 13, 2005.- Endesa (NYSE: ELE) has informed the U.S. Securities and Exchange Commission (SEC) of La Caixa's possible failure to comply with several obligations imposed by the U.S. federal securities laws as a result of La Caixa's significant stakes in Endesa and Repsol YPF, including the obligation to promptly report its plans with respect to those companies, whose shares are listed in the form of ADRs on the New York Stock Exchange. In addition, La Caixa may have neglected its obligations to the U.S. investor market by omitting to file with the SEC its public statements with respect to the tender offer by Gas Natural for Endesa with La Caixa's support.
Of particular interest is La Caixa's sale of a significant portion of its shares in Endesa, which may have coincided with the preparatory phase for the tender offer (two months prior to its public announcement), as this action could have been perceived by the market as signaling a lack of interest on the part of La Caixa (and hence Gas Natural) in seeking a business combination between Endesa and Gas Natural.
Endesa has informed the SEC of the following matters that may constitute a violation of the U.S. federal securities laws (Securities Exchange Act of 1934):

o La Caixa has never filed a report on Schedule 13D with the SEC, which it was required to do in respect of its shares in Endesa and Repsol YPF, which companies are listed in the form of ADRs on the New York Stock Exchange (NYSE) and in which La Caixa owns or has owned an interest in excess of 5 percent.

o La Caixa has likewise failed to reveal by means of a Schedule 13D its plans and intentions with respect to the above-mentioned companies, which may include matters relating to the hostile tender offer by its investee Gas Natural for Endesa and to the sale of assets of Endesa to Iberdrola the terms of which could affect Endesa shareholders and remain unknown publicly.

o La Caixa also failed to report to the SEC its plans to take control of Repsol and replace its chairman and senior management with the goal (as reported by the press at the time) of supporting transactions set in motion by la Caixa, among which a possible business combination between Gas Natural and Endesa.

o La Caixa has not informed the market through the SEC of its public statements and communications with respect to the tender offer by means of
Schedule 14D-9, which is La Caixa is subject to by virtue of its status as a shareholder of the offeror and its decisive role in the tender offer by Gas Natural.

o La Caixa has taken significant actions publicly that are inconsistent with a plan for a business combination between Gas Natural and Endesa, such as statements by Gas Natural's president and La Caixa's vice president in April 2005 that no business combination with an electricity company was being considered, as well as La Caixa's disposal of a significant portion of its stake in Endesa only two months prior to the announcement of the tender offer, actions that could have influenced third parties' investment decisions in Endesa based on incorrect assumptions.